

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 19, 2015

Via E-mail
Ms. Theresa Glebocki
Chief Financial Officer
Tropicana Entertainment, Inc.
8345 W. Sunset Road, Suite 200
Las Vegas, NV 89113

> **Re: Tropicana Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 0-53831**

Dear Ms. Glebocki:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 35

Predecessor related gain settlements, page 37

1) We note you recorded $52.7 million related to the settlement of certain claims related to the Predecessors. Please tell us the nature of these claims and how the gain was determined. Cite all relevant accounting literature within your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities